Mail Stop 4561

December 31, 2009

Donovan Jones
President, Chief Executive Officer and Director
Counterpath Corporation
Suite 300, One Bentall Centre
505 Burrard Street
Vancouver, British Columbia, Canada V7X1M3

> **Re: Counterpath Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed July 27, 2009**
> **Form 10-Q for the Quarterly Period Ended October 31, 2009**
> **Filed December 15, 2009**
> **File No. 000-50346**

Dear Donovan Jones:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2009

Note 2 – Significant Accounting Policies and Going Concern

(b) Significant Accounting Policies

Goodwill, pages 46-47

1.   We note that the goodwill balance, which comprises approximately 46% of your
        total assets as of April 30, 2009, principally relates to the acquisitions of
        NewHeights Software Corporation and FirstHand Technologies Inc. We further
        note that you recorded a significant impairment charge related to the intangible
        assets associated with NewHeights Software Corporation and FirstHand
        Technologies Inc. during 2009 due to a significant adverse change in the business
        climate. Your disclosure on page 44 states that the cash flow losses have
        exceeded expectations for both of the groups of long-lived assets originating from
        those acquisitions. Given these circumstances and the fact that you have not yet
        achieved profitable operations and have a history of significant losses, please
        describe how you concluded that your goodwill was not impaired as of April 30,
        2009.

2.   We note that you measure the recoverability of goodwill at the reporting unit level
        using market multiples for comparable companies as well as discounted cash
        flows. Please tell us how you determined that you only have one reporting unit
        based on paragraphs 18 and 30-36 of SFAS 142 and EITF Topic D-101. Also
        include in your response a detailed description of the key assumptions used in
        your analyses under the market approach and the income approach.

Form 10-Q for the Quarterly Period Ended October 31, 2009

General

3.   Please note that the FASB Accounting Standards Codification became effective
        for interim and annual periods ending after September 15, 2009. As a result, all
        non-SEC accounting and financial reporting standards have been superseded. In
        future filings, please revise *all* references to accounting standards accordingly.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Selected Consolidated Financial Information

Selected Consolidated Statements of Operations Data, pages 31-32

4.   We note your presentation of Non-GAAP operating expenses in your Selected
        Consolidated Statements of Operations Data. Please tell us how you considered
        including the disclosures required by Item 10(e)(i)(C) and (D) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief